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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NSX Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle St., Suite 2600

(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Huynh 312-786-8397

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton

(Name – *if individual, state last, first, middle name*)

175 W. Jackson Blvd., 20th Floor, Chicago, IL 60604

(Address) (City) (State) (Zip Code)

PROCESSED

MAR 2 4 2008

THOMSON FINANCIAL

SEC Mail Processing Section

FEB 2 9 2008

Washington, DC 100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MJ 3/21

OATH OR AFFIRMATION

I, Peter Huynh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NSX Securities, LLC, as of ____________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SHEILA M VLACH
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/21/08

Signature

Controller

Title

Sheila M Vlach

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO SEC RULE 17a-5 AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
NSX SECURITIES LLC
DECEMBER 31, 2007

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
NSX Holdings, Inc. and Subsidiaries

We have audited the accompanying statement of financial condition of NSX Securities LLC ("Securities") as of December 31, 2007, and the related statements of operations, changes in member's capital and cash flows for the period from July 1, 2007 through December 31, 2007, which Securities is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Securities' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Securities' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities as of December 31, 2007, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
February 27, 2008

175 W. Jackson Blvd.
20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.602.8099
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

NSX Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash and cash equivalents	$ 769,878
Prepaid expenses	2,637
TOTAL ASSETS	$ 772,515

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Due to member	$ 324,221
Accounts payable and accrued expenses	12,472
Total liabilities	336,693
MEMBER'S CAPITAL	435,822
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 772,515

The accompanying notes are an integral part of these financial statements.

NSX Securities LLC
STATEMENT OF OPERATIONS
Period from July 1, 2007 through December 31, 2007

Operating revenues	$ -
Operating expenses	
Employee compensation and benefits	60,873
Professional and other outside services	35,422
Computer operations and data communications	1,058
Occupancy costs	6,454
General and administrative	7,023
Total operating expenses	110,830
Other income	35,000
NET LOSS	$ (75,830)

The accompanying notes are an integral part of these financial statements.

NSX Securities LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
Period from July 1, 2007 through December 31, 2007

	Contributed capital	Accumulated deficit	Total member's capital
Balance at July 1, 2007	$ 800,000	$ (288,348)	$511,652
Net loss	-	(75,830)	(75,830)
Balance at December 31, 2007	$ 800,000	$ (364,178)	$435,822

The accompanying notes are an integral part of these financial statements.

NSX Securities LLC
STATEMENT OF CASH FLOWS
Period from July 1, 2007 through December 31, 2007

Cash flows from operating activities	
Net loss	$ (75,830)
Adjustments to reconcile net loss to net cash provided by operating activities	
Prepaid expenses and other assets	(2,637)
Due to member	77,817
Accounts payable and accrued expenses	3,628
Net cash provided by operating activities	2,978
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,978
Cash and cash equivalents at beginning of period	766,900
Cash and cash equivalents at end of period	$ 769,878

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Description of Business

NSX Securities LLC ("Securities") is a wholly-owned subsidiary of the National Stock Exchange, Inc. (the "Exchange"), which is a for-profit Delaware corporation that operates a registered national securities exchange to facilitate the trading of the stocks of various companies. NSX Holdings, Inc. ("NSX Holdings") is a for-profit Delaware corporation that serves as a holding company for the Exchange. Securities is a registered broker/dealer in securities under the Securities Exchange Act of 1934 (the "Act").

Securities is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this rule since it does not hold funds or securities for, or owe money or securities to, customer accounts. The Exchange provides accounting, administrative services, management services, and office facilities to Securities in accordance with an expense sharing agreement.

Securities changed its fiscal year-end from June 30 to December 31. As such, this audit covers the six months ended December 31, 2007.

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Act since no such liabilities existed as of or during the period ended December 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

For the period of this audit, Securities has not yet entered into any securities transactions, and therefore has no operating revenues to report.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments maturing within three months of the original purchase date.

Income Taxes

Securities has elected to be a limited liability company under the Internal Revenue Code. Therefore, no provision or liability for Federal income taxes was included in the financial statements.

NOTE B - NET CAPITAL REQUIREMENTS

Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum net capital balance of the larger of 1/8 of aggregate indebtedness or $5,000. At December 31, 2007, Securities had net capital of $433,185 which was $391,098 in excess of its minimum net capital requirement of $42,087 at that date. At December 31, 2007, Securities had aggregate indebtedness of $336,693.

NOTE C - CONTRACTUAL OBLIGATIONS

The Exchange and Securities have entered into an expense agreement that has been approved by the Financial Industry Regulatory Authority ("FINRA"). Securities owed the Exchange $324,221 as of December 31, 2007 and incurred $77,817 of expense in the period then ending, under this agreement.

NOTE D - OTHER INCOME

On November 28, 2006, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange Member Regulation announced a plan to consolidate their member regulation operations. In connection with the Transaction, a one-time special member payment of $35,000 was made to each NASD member firm in August 2007.

SUPPLEMENTARY INFORMATION

NSX Securities LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Member's equity	$ 435,822
Deductions and/or changes - non-allowable assets	(2,637)
Net capital before haircuts	433,185
Haircuts on securities	-
Net capital	$ 433,185
Net capital requirements (larger of 1/8th of aggregate indebtedness or $5,000)	42,087
Excess net capital	$ 391,098
Aggregate indebtedness	$ 336,693
Ratio of aggregate indebtedness to net capital	0.8

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2007, filed by Securities with NASD on January 23, 2008.

NSX Securities LLC
STATEMENT REGARDING RULE 15c3-3
December 31, 2007

Securities is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(ii) of that rule.

Grant Thornton

Accountants and Business Advisors

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Board of Directors
NSX Holdings, Inc. and Subsidiaries:

In planning and performing our audit of the financial statements of NSX Securities LLC ("Securities") as of and for the six months ended December 31, 2007, in accordance with the auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Securities' internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by Securities, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for the reserve required by Rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of Securities is responsible for establishing and maintaining effective internal control and the practices referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with the reasonable but not absolute assurance that the assets for which Securities has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

175 W. Jackson Blvd.
20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.602.8099
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of its inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of the practices and procedures referred to above to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of Securities' internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Securities' practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 27, 2008

END